UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Affimed N.V.
(Name of Issuer)

Common shares, nominal value €0.01 per share
(Title of Class of Securities)

N01045108
(CUSIP Number)

February 17, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. N01045108	13G

1.	NAMES OF REPORTING PERSONS LSP III Omni Investment Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,561,403
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,561,403
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,403
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% based on 23,984,168 outstanding common shares
12.	TYPE OF REPORTING PERSON OO

CUSIP No. N01045108	13G

1.	NAMES OF REPORTING PERSONS LSP III Management B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	1,561,403
7.	SOLE DISPOSITIVE POWER 0
8.	1,561,403
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,403
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% based on 23,984,168 outstanding common shares
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

Affimed N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany

Item 2(a).	Name of Person Filing:

The Statement is being filed on behalf of LSP III Omni Investment Coöperatief UA (“LSP III”) and LSP III Management B.V. (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

Item 2(c).	Citizenship:

The Netherlands

Item 2(d).	Title of Class of Securities:

Common shares, nominal value €0.01 per share

Item 2(e).	CUSIP Number:

N01045108

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

NOT APPLICABLE

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

The ownership reflected below refers to each of the Reporting Persons:

(a)	Amount beneficially owned: 1,561,403

(b)	Percent of class: 6.5% based on 23,984,168 outstanding common shares

(c)	Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote: 0

(ii)Shared power to vote or to direct the vote: 1,561,403

(iii)Sole power to dispose or to direct the disposition of: 0

(iv)Shared power to dispose or to direct the disposition of: 1,561,403

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

In connection with the Reporting Persons’ execution of the Amended and Restated Carve-Out Agreements and the Termination Agreement on February 12, 2015, the “group” as reported on the Reporting Persons’ Schedule 13D filed on September 22, 2014 terminated.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

See Exhibit 99.1.

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSP III Omni Investment Coöperatief U.A.

February 17, 2015
(Date)

/s/ Martijn Kleijwegt and René Kuijten
(Signature)

By: LSP III Management B.V. Managing Director

Martijn Kleijwegt and René Kuijten Managing Directors
(Name/Title)

LSP III Management B.V.

February 17, 2015
(Date)

/s/ Martijn Kleijwegt and René Kuijten
(Signature)

Martijn Kleijwegt and René Kuijten Managing Directors
(Name/Title)

INDEX TO EXHIBITS

99.1	Item 9 Information.